Exhibit 99

[LOGO]
NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant Reports Results for Third Quarter 2011:
50% Increase in Adjusted Net Income
And Record Backlog of $128 Million

WESTFORD, Mass., October 26, 2011 – Kadant Inc. (NYSE:KAI) reported revenues from continuing operations of $84.4 million in the third quarter of 2011, an increase of $17.9 million, or 27 percent, compared to $66.5 million in the third quarter of 2010. Revenues in the third quarter of 2011 included increases of $4.0 million, or 6 percent, from foreign currency translation and $1.6 million, or 2 percent, from acquisitions compared to the third quarter of 2010. Operating income from continuing operations in the third quarter of 2011 was $10.8 million, or 12.8 percent of revenues, compared to $6.3 million, or 9.4 percent of revenues, in the third quarter of 2010. Operating income in the third quarters of 2011 and 2010 included income of $2.3 million and $0.7 million, respectively, related to gains from the sale of assets. Net income in the third quarter of 2011 was $8.6 million, or $.70 per diluted share, compared to $4.5 million, or $.36 per diluted share, in the third quarter of 2010. Net income from continuing operations in the third quarter of 2011 was $9.8 million, or $.80 per diluted share, compared to $4.5 million, or $.36 per diluted share, in the third quarter of 2010. Net income from continuing operations in the third quarter of 2011 included after-tax gains from the sale of assets of $2.0 million, or $.16 per diluted share, and a benefit from discrete tax items of $2.1 million, or $.17 per share, primarily due to the favorable resolution of an uncertain tax position. Net income from continuing operations in the third quarter of 2010 included after-tax gains from the sale of assets of $0.7 million, or $.06 per diluted share. Loss from discontinued operation in the third quarter of 2011 was $1.2 million, or $.10 per diluted share, due to an increase in the estimated liability associated with the recently filed class action settlement disclosed in a Form 8-K filed today. Adjusted net income, a non-GAAP measure, in the third quarter of 2011 was $5.7 million, or $.47 per diluted share, increasing 50 percent compared to $3.8 million, or $.30 per diluted share, in the third quarter of 2010.

	Three Months Ended Oct. 1, 2011		Three Months Ended Oct. 2, 2010	
Adjusted Net Income and Adjusted Diluted Earnings per Share (EPS) Reconciliation (non-GAAP)	($ in millions)	Diluted EPS	($ in millions)	Diluted EPS
Net Income and Diluted EPS Attributable to Kadant, as reported	$ 8.6	$ .70	$ 4.5	$ .36
Loss from discontinued operation	1.2	.10	-	-
Income and Diluted EPS from Continuing Operations, as reported	9.8	.80	4.5	.36
Adjustments for the following:				
Gains from the sale of assets	(2.0)	(.16)	(0.7)	(.06)
Benefit from discrete tax items	(2.1)	(.17)	-	-
Adjusted Net Income and Adjusted Diluted EPS	$ 5.7	$ .47	$ 3.8	$ .30

"We had another outstanding quarter," said Jonathan W. Painter, president and chief executive officer of Kadant. "GAAP diluted EPS from continuing operations was $.80 and is the highest quarterly result achieved in our 19 years as a public company. Excluding the gains from the sale of a building and a benefit from discrete tax items, adjusted diluted EPS increased over 50 percent from last year's third quarter to $.47. This exceeded our guidance of $.40 to $.42, largely due to higher than expected revenues, and included bad debt expense of $.03 for a customer bankruptcy which occurred during the quarter and was not reflected in our guidance.

"Revenues of $84 million also exceeded our guidance, which was $80 to $82 million. Revenues increased 27 percent compared to the third quarter last year and, encouragingly, included double digit increases in all our major product lines, led by stock-preparation, which was up 38 percent.

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"Bookings were $95 million in the third quarter of 2011, increasing 63 percent over last year's third quarter and 9 percent over the second quarter of 2011. This strong bookings performance, one of our best ever, contributed to a record backlog of $128 million, which was up 89 percent over third quarter last year and 7 percent over the previous record high set in the second quarter of 2011. Our book-to-bill ratio was 1.13, marking the fourth consecutive quarter where bookings have exceeded revenues. In general, the bookings performance was very strong in both our North American and European-based operations, offsetting weak bookings in China. We were particularly pleased with the bookings in our chemical pulping business, where we won large orders from customers in Russia, China, and the United States.

"Cash flows from continuing operations were $12 million, doubling over last year's third quarter. We ended the third quarter of 2011 with $48 million in cash. Our net cash position, that is, cash less debt, was $31 million, up $2 million over the second quarter of 2011, despite having repurchased over $9 million of our common stock during the third quarter. In a separate press release also issued today, we announced that our board of directors has authorized $30 million of stock repurchases through November 2012.

"I am also pleased to report that we have settled the class action lawsuit related to the composites decking products business sold in 2005. As a result of this settlement, we increased our estimated liability reported in the discontinued operation by $1.2 million in the third quarter of 2011 to $3.3 million, including $2.6 million for claims and $0.7 million for legal costs.

"We are still on track to have a record annual EPS performance in 2011, both on a GAAP and on an adjusted basis. Looking forward, as we firm up our shipment plans for the fourth quarter, we now estimate that gross margins will be lower than we had anticipated at the time of our July earnings call. We expect to achieve GAAP diluted EPS from continuing operations of $.56 to $.58 in the fourth quarter of 2011 on revenues of $92 to $94 million. For the full year we expect to achieve GAAP diluted EPS from continuing operations of $2.42 to $2.44 on revenues of $330 to $332 million, revised from our previous guidance of $2.15 to $2.25 on revenues of $325 to $335 million. Adjusted diluted EPS for the year, excluding the asset and tax gains recorded in the third quarter of 2011, is expected to be $2.09 to $2.11, as compared to our previous guidance of $2.15 to $2.25."

Conference Call

Kadant will hold a webcast with a slide presentation on Thursday, October 27, 2011, at 11 a.m. eastern time to discuss its third quarter performance, as well as future expectations. To view this webcast, go to www.kadant.com and click on the "Investors" tab. To listen to the webcast via teleconference, call 866-804-6926 within the U.S., or +1-857-350-1672 outside the U.S. and reference participant passcode 83375884. An archive of the webcast presentation will be available on our Web site until November 25, 2011. In addition, shortly after the webcast, Kadant will post its general investor presentation incorporating the third quarter results on its Web site at www.kadant.com under the "Investors" tab. This presentation will be available until the end of the fourth quarter of 2011.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of foreign currency translation, adjusted operating income, adjusted net income, adjusted diluted earnings per share, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends. In addition, we exclude from certain financial measures restructuring costs, gains on the sale of assets and pension curtailment, and benefit from discrete tax items to give investors additional insight into our quarterly and annual operating performance, especially when compared to quarters in which such items had greater or lesser effect, or no effect. In addition, these items are excluded as they are either isolated or cannot be expected to occur again with any regularity or predictability and we believe are not indicative of our normal operating results.

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We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Adjusted diluted EPS in the three-month periods ended October 1, 2011 and October 2, 2010 was calculated using the reported weighted average diluted shares for each period.

Adjusted net income and adjusted diluted EPS exclude:

- gains on the sale of assets, net of tax, of $2.0 million, or $.16 per diluted share, in the third quarter of 2011 and $0.7 million, or $.06 per diluted share, in the third quarter of 2010. We believe that this other income is not indicative of our core operating results and not comparable to other periods, which have differing levels of incremental costs and other income or none at all.

- discrete tax items of $2.1 million, or $.17 per diluted share, in the third quarter of 2011. These tax benefits were primarily due to the favorable resolution of an uncertain tax position. We believe that these tax benefits are not comparable to other periods, which may have differing levels of discrete tax items or none at all.

Adjusted EBITDA and adjusted operating income exclude gains from the sale of assets of $2.3 million in the three- and nine-month periods ended October 1, 2011. Adjusted EBITDA and adjusted operating income exclude a gain from the sale of assets of $0.7 million in the three-month period ended October 2, 2010, and gains from the sale of assets and pension curtailment of $1.3 million, offset by restructuring costs of $0.2 million in the nine-month period ended October 2, 2010. These items are excluded as they are either isolated or cannot be expected to occur again with any regularity or predictability and we believe are not indicative of our normal operating results.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

Consolidated Statement of Income	Three Months Ended		Nine Months Ended	
	Oct. 1, 2011	Oct. 2, 2010	Oct. 1, 2011	Oct. 2, 2010
Revenues	$ 84,358	$ 66,516	$ 238,495	$ 196,773
Costs and Operating Expenses:				
Cost of revenues	48,347	37,214	130,685	109,428
Selling, general, and administrative expenses	26,080	22,465	76,374	66,270
Research and development expenses	1,408	1,326	4,123	3,904
Restructuring costs and other income, net (a)	(2,282)	(748)	(2,282)	(1,071)
	73,553	60,257	208,900	178,531
Operating Income	10,805	6,259	29,595	18,242
Interest Income	122	54	343	124
Interest Expense	(254)	(311)	(810)	(1,008)
Income from Continuing Operations before Provision for Income Taxes	10,673	6,002	29,128	17,358
Provision for Income Taxes	774	1,431	5,974	3,864
Income from Continuing Operations	9,899	4,571	23,154	13,494
Loss from Discontinued Operation, Net of Tax	(1,156)	(5)	(1,165)	(14)
Net Income	8,743	4,566	21,989	13,480
Net Income Attributable to Noncontrolling Interest	(95)	(69)	(246)	(152)
Net Income Attributable to Kadant	$ 8,648	$ 4,497	$ 21,743	$ 13,328
Amounts Attributable to Kadant:				
Income from Continuing Operations	$ 9,804	$ 4,502	$ 22,908	$ 13,342
Loss from Discontinued Operation, Net of Tax	(1,156)	(5)	(1,165)	(14)
Net Income Attributable to Kadant	$ 8,648	$ 4,497	$ 21,743	$ 13,328
Earnings per Share from Continuing Operations Attributable to Kadant:				
Basic	$ .81	$ .36	$ 1.87	$ 1.08
Diluted	$ .80	$ .36	$ 1.85	$ 1.07
Earnings per Share Attributable to Kadant:				
Basic	$ .71	$ .36	$ 1.78	$ 1.08
Diluted	$ .70	$ .36	$ 1.76	$ 1.07
Weighted Average Shares:				
Basic	12,155	12,336	12,248	12,391
Diluted	12,276	12,487	12,387	12,509

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Revenues by Product Line		Three Months Ended				Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (b,c)
		Oct. 1, 2011		Oct. 2, 2010				
Stock-Preparation	$	33,031	$	23,855	$	9,176	$	7,606
Fluid-Handling		25,310		21,597		3,713		2,080
Doctoring		14,017		12,272		1,745		1,212
Water-Management		9,933		6,915		3,018		2,769
Other		592		630		(38)		(65)
Papermaking Systems Segment		82,883		65,269		17,614		13,602
Fiber-based Products		1,475		1,247		228		228
	$	84,358	$	66,516	$	17,842	$	13,830

		Nine Months Ended				Increase		Increase (Decrease) Excluding Effect of Currency Translation (b,c)
		Oct. 1, 2011		Oct. 2, 2010				
Stock-Preparation	$	88,674	$	66,614	$	22,060	$	18,621
Fluid-Handling		72,414		61,732		10,682		6,820
Doctoring		41,774		37,478		4,296		2,887
Water-Management		25,263		21,986		3,277		2,537
Other		1,913		1,881		32		(75)
Papermaking Systems Segment		230,038		189,691		40,347		30,790
Fiber-based Products		8,457		7,082		1,375		1,375
	$	238,495	$	196,773	$	41,722	$	32,165

Sequential Revenues by Product Line		Three Months Ended				Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (b,c)
		Oct. 1, 2011		July 2, 2011				
Stock-Preparation	$	33,031	$	32,320	$	711	$	663
Fluid-Handling		25,310		24,471		839		1,004
Doctoring		14,017		13,694		323		495
Water-Management		9,933		8,515		1,418		1,524
Other		592		621		(29)		(3)
Papermaking Systems Segment		82,883		79,621		3,262		3,683
Fiber-based Products		1,475		2,836		(1,361)		(1,361)
	$	84,358	$	82,457	$	1,901	$	2,322

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Revenues by Geography (d)	Three Months Ended				Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (b,c)	
	Oct. 1, 2011		Oct. 2, 2010					
North America	$	34,875	$	31,733	$	3,142	$	2,791
Europe		28,497		21,110		7,387		5,000
China		18,716		10,893		7,823		6,727
South America		1,741		2,118		(377)		(480)
Australia		529		662		(133)		(208)
	$	84,358	$	66,516	$	17,842	$	13,830

	Nine Months Ended				Increase		Increase Excluding Effect of Currency Translation (b,c)	
	Oct. 1, 2011		Oct. 2, 2010					
North America	$	112,289	$	103,188	$	9,101	$	8,044
Europe		75,048		62,475		12,573		7,092
China		43,182		24,747		18,435		16,164
South America		6,005		4,835		1,170		692
Australia		1,971		1,528		443		173
	$	238,495	$	196,773	$	41,722	$	32,165

Sequential Revenues by Geography (d)	Three Months Ended				Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (b,c)	
	Oct. 1, 2011		July 2, 2011					
North America	$	34,875	$	38,128	$	(3,253)	$	(3,058)
Europe		28,497		25,286		3,211		3,678
China		18,716		15,689		3,027		2,749
South America		1,741		2,681		(940)		(907)
Australia		529		673		(144)		(140)
	$	84,358	$	82,457	$	1,901	$	2,322

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Business Segment Information	Three Months Ended		Nine Months Ended	
	Oct. 1, 2011	Oct. 2, 2010	Oct. 1, 2011	Oct. 2, 2010
Gross Profit Margin:				
Papermaking Systems	42.8%	44.4%	45.0%	44.3%
Fiber-based Products	36.5%	28.3%	50.3%	46.8%
	42.7%	44.1%	45.2%	44.4%
Operating Income:				
Papermaking Systems	$ 14,573	$ 10,101	$ 38,343	$ 27,300
Corporate and Fiber-based Products	(3,768)	(3,842)	(8,748)	(9,058)
	$ 10,805	$ 6,259	$ 29,595	$ 18,242
Adjusted Operating Income (c,e):				
Papermaking Systems	$ 12,291	$ 9,353	$ 36,061	$ 26,229
Corporate and Fiber-based Products	(3,768)	(3,842)	(8,748)	(9,058)
	$ 8,523	$ 5,511	$ 27,313	$ 17,171
Bookings from Continuing Operations:				
Papermaking Systems	$ 93,965	$ 56,933	$ 259,797	$ 196,712
Fiber-based Products	1,304	1,469	7,112	6,133
	$ 95,269	$ 58,402	$ 266,909	$ 202,845
Capital Expenditures from Continuing Operations:				
Papermaking Systems	$ 1,371	$ 650	$ 5,281	$ 1,710
Corporate and Fiber-based Products	138	93	192	325
	$ 1,509	$ 743	$ 5,473	$ 2,035

Cash Flow and Other Data from Continuing Operations	Three Months Ended		Nine Months Ended	
	Oct. 1, 2011	Oct. 2, 2010	Oct. 1, 2011	Oct. 2, 2010
Cash Provided by Operations	$ 12,293	$ 6,012	$ 19,499	$ 14,420
Depreciation and Amortization Expense	2,100	1,926	5,947	5,281

Balance Sheet Data	Oct. 1, 2011	Jan. 1, 2011
Assets		
Cash and Cash Equivalents	$ 46,851	$ 61,805
Restricted Cash	1,188	-
Accounts Receivable, net	55,523	49,897
Inventories	58,540	41,628
Unbilled Contract Costs and Fees	2,628	875
Other Current Assets	10,303	9,402
Property, Plant and Equipment, net	39,111	36,911
Intangible Assets	30,011	26,793
Goodwill	107,565	97,988
Other Assets	10,155	11,473
	$ 361,875	$ 336,772
Liabilities and Shareholders' Investment		
Accounts Payable	$ 23,655	$ 23,756
Short- and Long-term Debt	17,375	22,750
Other Liabilities	99,303	82,965
Total Liabilities	$ 140,333	$ 129,471
Shareholders' Investment	$ 221,542	$ 207,301
	$ 361,875	$ 336,772

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Adjusted Operating Income and Adjusted EBITDA Reconciliation		Three Months Ended			Nine Months Ended	
		Oct. 1, 2011	Oct. 2, 2010		Oct. 1, 2011	Oct. 2, 2010
Consolidated						
Net Income Attributable to Kadant	$	8,648	$ 4,497	$	21,743	$ 13,328
Net Income Attributable to Noncontrolling Interest		95	69		246	152
Loss from Discontinued Operation, Net of Tax		1,156	5		1,165	14
Provision for Income Taxes		774	1,431		5,974	3,864
Interest Expense, net		132	257		467	884
Restructuring costs and other income, net (a)		(2,282)	(748)		(2,282)	(1,071)
Adjusted Operating Income (c)		8,523	5,511		27,313	17,171
Depreciation and Amortization		2,100	1,926		5,947	5,281
Adjusted EBITDA (c)	$	10,623	$ 7,437	$	33,260	$ 22,452
Papermaking Systems						
Operating Income	$	14,573	$ 10,101	$	38,343	$ 27,300
Restructuring costs and other income, net (a)		(2,282)	(748)		(2,282)	(1,071)
Adjusted Operating Income (c)		12,291	9,353		36,061	26,229
Depreciation and Amortization		1,985	1,811		5,589	4,930
Adjusted EBITDA (c)	$	14,276	$ 11,164	$	41,650	$ 31,159
Corporate and Fiber-based Products						
Operating Loss	$	(3,768)	$ (3,842)	$	(8,748)	$ (9,058)
Depreciation and Amortization		115	115		358	351
EBITDA (c)	$	(3,653)	$ (3,727)	$	(8,390)	$ (8,707)

(a) Includes a pre-tax gain from the sale of assets of $2,282 in the three-and nine-month periods ended October 1, 2011. Includes a pre-tax gain from the sale of assets of $748 in the three-month period ended October 2, 2010, and pre-tax gains from the sale of assets and pension curtailment of $1,252, offset by restructuring costs of $181 in the nine-month period ended October 2, 2010.

(b) Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.

(c) Represents a non-GAAP financial measure.

(d) Geographic revenues data is attributed to regions based on selling locations. For North America and China, this usually approximates revenues based on where the equipment is shipped to and installed. Our European geographic data, however, includes revenues shipped to and installed outside of Europe, including South America, Africa, the Middle East, and certain countries in Asia (excluding China).

(e) See reconciliation to the most directly comparable GAAP financial measure under "Adjusted Operating Income and Adjusted EBITDA Reconciliation."

About Kadant

Kadant is a leading supplier to the global pulp and paper industry. Our stock-preparation, fluid-handling, doctoring, and water-management equipment and systems are designed to increase efficiency and improve quality in pulp and paper production. Many of our products, particularly in our fluid-handling product line, are also used to optimize production in other process industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $270 million in 2010 and 1,600 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a “Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance and demand for our products. The recently filed settlement of the composites building products litigation disclosed herein is contingent upon a number of items, including the preliminary and final approval of the court, and there is no assurance that it will be approved in its present form or at all. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading “Risk Factors” in Kadant’s quarterly report on Form 10-Q for the period ended July 2, 2011. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; our ability to expand capacity in China to meet demand; commodity and component price increases or shortages; international sales and operations; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; litigation and warranty costs related to our discontinued operation and the court approval of the recently filed settlement; our acquisition strategy; protection of patents and proprietary rights; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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